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17018656

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue 24th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Werner Graser 917-472-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St Suite 4 Marietta GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

MANN MANN JENSEN PARTNERS LP

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition........ 2

Statement of Operations........ 3

Statement of Changes in Partners' Capital 4

Statement of Cash Flows........ 5

Notes to Financial Statements........ 6

Supplementary Schedule I - Computation of Net Capital........ 11

Supplementary Schedules II & III........ 12

Independent Accountants' Report on Exemption........ 13

Exemption Report........ 14

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to SIPC Assessment Reconciliation........ 15

SIPC General Assessment Reconciliation Form SIPC-7........ 16

MANN MANN JENSEN PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash	627,537
Accounts receivable	41,000
Due from related party	74,361
Advances	17,350
Prepaid expenses	3,442
Deferred tax asset	24,000
Total current assets	787,690
FURNITURE AND EQUIPMENT	24,812
Less accumulated depreciation	(22,229)
Furniture and equipment - net	2,583
TOTAL	790,273

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Commissions payable	28,660
Accounts payable and accrued expenses	18,987
TOTAL	47,647
PARTNERS' CAPITAL	742,626
TOTAL	790,273

The accompanying notes are an integral part of these financial statements.

MANN MANN JENSEN PARTNERS LP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE: Commissions	$ 1,885,348
EXPENSES:	
Employee benefits and compensation	509,151
Commissions	346,301
Travel	185,339
Regulatory fees	29,664
Rent	76,337
Marketing expense	116,633
Accounting	35,560
Computer and technology	20,209
Telephone	19,922
Legal and professional fees	26,378
Office	8,327
Insurance	91,484
Depreciation	1,279
Other operating expenses	3,196
Total expenses	1,469,780
NET INCOME	$ 415,568

The accompanying notes are an integral part of these financial statements.

MANN MANN JENSEN PARTNERS LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

	General Partner	Limited Partners	Total
Balance - beginning of year	$ 1,775	$ 225,283	$ 227,058
Net Income	1,372	414,196	415,568
Capital Contribution		100,000	100,000
Balance - end of year	$ 3,147	$ 739,479	$ 742,626

The accompanying notes are an integral part of these financial statements.

MANN MANN JENSEN PARTNERS LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net Income	$	415,568
Adjustments to reconcile net income to net cash provided in operating activities		
Depreciation		1,279
Decrease in accounts receivable		70,382
Decrease in prepaid expenses		6,321
Decrease in commission payable		(62,265)
Decrease in accounts payable and accrued expenses		(7,240)
Net cash provided by operating activities		424,045
INVESTING ACTIVITIES:		
Purchase of fixed assets		(3,862)
Net cash used in investing activities		(3,862)
FINANCING ACTIVITIES:		
Partner's capital contributions		100,000
Net cash provided by financing activities		100,000
NET INCREASE IN CASH		520,183
CASH AT BEGINNING OF YEAR		107,354
CASH AT END OF YEAR		627,537

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) and the Municipal Securities Rulemaking Board (MSRB). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

2. Summary of Significant Accounting Policies (continued)

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company earns commissions for introducing new investors principally to private investment funds and investment managers. Commissions earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2014, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximate fair market value due to the short-term maturities of these instruments.

Accounts receivable - Accounts receivable are customer accounts receivable carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2015 are fully collectible. Accordingly, no reserve for bad debts has been recorded at December 31, 2015

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 years

2. Summary of Significant Accounting Policies (continued)

Furniture and Fixtures	7 years

Expenditures for maintenance and repairs are charged to operations as incurred.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012. The years 2012 to 2015 remain subject to examination by taxing authorities.

Subsequent events - The Company evaluated subsequent events from February 5, 2016, the date the financial statements were issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $606,845, which was $561,845 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital was 7.85%.

4. Transactions with Related Parties and Concentrations

For the year ended December 31, 2015 the company earned $1,435,285 (77% of total revenue) in commissions from Forum Asset Management, LLC ("Forum"), a limited partner.

The Company leases its office space under a space-sharing agreement with Forum. The agreement requires monthly lease payments and provides that the lease shall continue until terminated by either party at any time upon thirty days written notice to the other party. Net lease expense charged to operations for the year ended December 31, 2015 was $76,337.

At December 31, 2015, the Company had an accounts receivable of $74,361 with Forum.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However,

the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MANN MANN JENSEN PARTNERS LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

	SCHEDULE I
TOTAL PARTNERS' CAPITAL QUALIFIED FOR NET CAPITAL	742,626
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable - net of commissions payable	(88,406)
Advances	(17,350)
Prepaid expenses	(3,442)
Net fixed assets	(2,583)
Deferred tax asset	(24,000)
NET CAPITAL	606,845
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	47,647
Total aggregate indebtedness	47,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	45,000
Excess net capital	561,845
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	552,845
Percentage of aggregate indebtedness to net capital	7.85%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015

MANN MANN JENSEN PARTNERS LP

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securites. Under this exemption, the Company is not required to maintain a reserve account for the benefit of, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jensen Partners LP

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP as of December 31, 2015, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Mann Mann Jensen Partners LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Mann Mann Jensen Partners LP's financial statements. The supplemental information is the responsibility of Mann Mann Jensen Partners LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 6, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of
Mann Mann Jensen Partners LP

In planning and performing our audit of the financial statements and supplementary schedule of Mann Mann Jensen Partners LP (the "Company"), as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the CFTC, and other regulatory agencies that rely on Rule 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.



Marietta, Georgia
February 6, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jensen Partners LP

We have reviewed management's statements, included in Mann Mann Jensen Partners LP's Exemption Report, in which (1) Mann Mann Jensen Partners LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mann Mann Jensen Partners LP claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Mann Mann Jensen Partners LP stated that Mann Mann Jensen Partners LP met the identified exemption provisions throughout the most recent fiscal year without exception. Mann Mann Jensen Partners LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mann Mann Jensen Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 6, 2015

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683


MMJ

Mann Mann Jensen Partners LP

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of MANN MANN JENSEN PARTNERS LP (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

MANN MANN JENSEN PARTNERS LP
Officer Name: Werner Graser
Officer Title: President and Chief Compliance Officer

Date: February 6, 2016

Mann Mann Jensen Partners LP
400 Madison Avenue, 4th Floor, New York, NY 10017 Tel (212) 754 9761 Fax (212) 754 9837

goldman

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Mann Mann Jensen LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mann Mann Jensen LP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mann Mann Jensen LP's compliance with the applicable instructions of Form SIPC-7. Mann Mann Jensen LP's management is responsible for Mann Mann Jensen LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers in the audit schedules, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers in the general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Marietta, Georgia
February 6, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683



Mann Mann Jensen Partners LP

February 6, 2016

Russell S Goldman CPA
Goldman & Company CPAs PC
316 Alexander St
Suite 4
Marietta GA 30060

Dear Mr Goldman

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Mann Mann Jensen Partners LP for the year ended December 31, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7)
3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
4) As of December 31, 2015, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.
5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes
6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2015.
7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7)
8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2015 and the date of this letter.
9) We have responded fully to all inquiries made to us by you during the engagement
10) No events have occurred subsequent to December 31, 2015 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments
11) Your report is intended solely for the information and use of Mann Mann Jensen Partners LP, the Securities and Exchange Commission the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties



Signature: ______________
Name: Werner Graser
Title: President and Chief Compliance Officer

Mann Mann Jensen Partners LP
400 Madison Avenue 4th Floor New York, NY 10017 Tel (212) 754-9761 Fax (212) 754 9837
Member FINRA NFA SIPC

SIPC-7
33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******357*****************ALL FOR AADC 100
067083 FINRA DEC
MANN MANN JENSEN PARTNERS LP
400 MADISON AVE 4TH FL
NEW YORK NY 10017-1909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WERNER GRASER, 2127542167

2. A. General Assessment (item 2e from page 2) $ 4713.37

B. Less payment made with SIPC-6 filed (exclude interest) (817.20)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3896.17

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3896.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MANN MANN JENSEN PARTNERS LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT / CCO
(Title)

Dated the 22 day of JANUARY, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ 1885348

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1885348

2e. General Assessment @ .0025 $ 4713.37

(to page 1, line 2.A.)

MANN MANN JENSEN PARTNERS LP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM